

P S Z A

Pitsa US Corporation
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $80,000

Offering End Date: December 19, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Pitsa US Corporation

Founded: February 17, 2022

Address: 4445 Corporation Ln, Ste. 264
                  Virginia Beach, VA 23462

Industry: Limited-Service Restaurants

Employees: 5

Website: https://www.pitsa.shop/

Use of Funds Allocation:

If the maximum raise is met:

$76,400 (95.50%) – of the proceeds will go towards working capital - expansion of e-commerce
$3,600 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 12,700 Followers

SMB^x



Business Metrics:

	YTD 9/30/2023
Total Assets	$70,051
Cash & Cash Equivalents	$29,345
Accounts Receivable	$0
Short-term Debt	$350
Long-term Debt	$0
Revenue	$409,203
Cost of Goods Sold	$137,083
Taxes	$0
Net Income	$173,275

Recognition:

Pitsa US Corporation (DBA PITSA.SHOP) dba PITSA.SHOP was incorporated in 2022 and has been in operation since February 2023. It began as a natural progression of its related entity, Zulya Corp dba PITSA, that held a bond offering on the SMBX in Q1 of 2023. Pitsa US Corporation is unique in its offerings of made-to-order, flash-frozen, and shipped pizzas.

About:

Pitsa US Corporation (DBA PITSA.SHOP) specializes in the creation of unique fusion pizzas that are made-to-order, flash-frozen, and shipped with the utmost care. Their pizzas are carefully crafted to ensure that they are of the highest quality and meet the unique tastes and preferences of their customers. They take great pride in their attention to detail and their commitment to providing exceptional customer service. Whether you are looking for a classic pizza or something more adventurous, they have something for everyone.

For more information, contact our Customer Support Team at support@thesmbx.com

